14041986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 AND ENDING 09/30/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metzler Securities GmbH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1, Untermainanlage
(No. and Street)

Frankfurt am Main (City) Germany (State) 60329 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young GmbH, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

3-5 Mergenthaleralle (Address) Eschborn (City) Germany (State) 65760 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Executive Officer
Title

November 17, 2014

[signature]
Notary Public

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metzler Securities GmbH
(a 100 % subsidiary of
B. Metzler seel. Sohn & Co. KGaA)

Year ended September 30, 2014
with Report

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Building a better
working world

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2014 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl Michael Klaus
Executive Officers

Subscribed and sworn to before me this 17th day of November, 2014..

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

Notary

EY

Report of Independent Registered Public Accounting Firm

The Board of Directors of Metzler Securities GmbH

We have audited the accompanying statement of financial condition of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2014, and the related statements of comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

EY

The accompanying information contained in Schedules "Computation of Net Capital for Brokers and Dealers under Rule 15c3-1" and "Statement regarding Rule 15c3-3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules "Computation of Net Capital for Brokers and Dealers under Rule 15c3-1" and "Statement regarding Rule 15c3-3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eschborn/Frankfurt am Main, November 20, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Financial Condition

	September 30, 2014 USD '000
ASSETS	
Cash	482
Securities owned	3,163
Prepaid expenses and other assets	48
Total Assets	3,693
LIABILITIES AND SHAREHOLDER'S EQUITY	
Accounts payable and accrued expenses	151
Payables and accrued expenses to parent	299
Total Liabilities	450
SHAREHOLDER'S EQUITY	
Share Capital	3,366
Additional paid in capital	2,950
Accumulated deficit	(1,631)
Accumulated other comprehensive income (loss):	(1,442)
Total Shareholder's Equity	3,243
Total Liabilities and Shareholder's Equity	3,693

See accompanying notes to financial statements.

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statement of Operations and Comprehensive Income

	Year Ended September 30, 2014 USD '000
REVENUES	
Commissions and fees	
Research Fees	234
Commissions	326
Interest and other income	22
Total Revenues	582
EXPENSES	
External audit fees	120
Commission and clearance fees	112
Administration fees	197
Accounting and internal audit fees	24
Other operating expenses	64
Realized losses on securities	3
Total Expenses	520
Net Income before Income Taxes	62
Current income tax expense	(19)
Net Income	43
Other Comprehensive Income	
Unrealized gains (losses) on securities	(3)
Equity adjustment for foreign currency translation	(236)
	(239)
Comprehensive Income/ (Loss)	(196)

See accompanying notes to financial statements.

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Changes in Shareholder's Equity

Year ended September 30, 2014

	Share Capital	Additional paid in capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
	USD ´000	USD ´000	USD ´000	USD ´000	USD ´000
Balance at September 30, 2013	3,366	2,950	(1,674)	(1,203)	3,439
Net Income			43		43
Other Comprehensive Loss				(239)	(239)
Balance at September 30, 2014	3,366	2,950	(1,631)	(1.442)	3,243

See accompanying notes to financial statements

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statement of Cash Flows

	Year Ended September 30, 2014 USD '000
Operating Activities	
Net income	43
Decrease in commission receivables	90
Increase in other assets	(26)
Increase in payable to affiliates	92
Decrease in accounts payable	(50)
Realized losses on marketable securities	3
Net cash provided by operating activities	**152**
Investing Activities	
Sale of security	3,376
Purchase of security	(3,431)
Net cash used in investing activities	**(55)**
Effect of exchange rate differences on cash	32
Net increase in cash and cash equivalents	**129**
Cash and cash equivalents at beginning of year	**353**
Cash and cash equivalents at end of year	**482**

Supplementary disclosures of cash flow information	
Income Taxes paid	88

See accompanying notes to financial statements.

Notes to Financial Statements 2014

1. Nature of operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, Germany (the "Parent"). The Company acts as an introducing broker-dealer for United States or UK institutional customers seeking to sell or purchase German or other European securities, respectively. These securities are listed in Germany or other European countries. For its German and European transactions, the Company has entered into a separate clearing arrangement with the Parent. Trades are settled by the clearing company on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100% of its capital held by the Parent, a privately held bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany.

Revenues are derived from seven customers. All revenues in the current year of the Company are earned from American customers transacting on European exchanges or using research services.

2. Accounting Policies and Procedures

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Cash equivalents

The Company defines cash equivalents as highly liquid investments at banks not held for sale in the ordinary course of business, which have original purchased maturities of three months or less. Cash equivalents of USD 482k are held at an affiliate bank.

Revenue Recognition

The Company acts as a broker-dealer in German and other European securities and provides research services. The Company only accepts institutional customers such as banks, brokers or other financial institutions. Commissions and related clearing expenses are recorded on a trade date basis. Fee revenue and related expenses from research services are recorded when they are probable. Interest income is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. The accruals for administration and accounting fees, which will be allocated from the Parent to the Company in 2015 for the previous calendar year, are based on estimates of the first 9 months of 2014. The accruals for external audit fees and other expenses are based on the best of knowledge to date. Actual results could differ from those estimates.

Securities owned

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities owned are held as available for sale.

Unrealized gains and losses from securities are recorded in Other Comprehensive Income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Currencies

The Company's functional currency is the Euro. 98,3% of the Company's assets, all of its liabilities, 40,2% of its revenues and all of its expenses are denominated in Euro.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period. Resulting foreign translation differences are recorded in revenues and expenses.

The Company reports in USD for SEC reporting purposes. The Company translates its financial statements as follows: revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchange rates in effect at the statement of financial condition date. Resulting foreign translation adjustments for foreign currencies are recorded in Other Comprehensive Income.

Comprehensive Income

Comprehensive income is the total non-owner change in equity for a reporting period. For fiscal year 2014, it consists of net income, currency translation adjustments and unrealized gains and losses on securities.

Subsequent events

Subsequent events have been evaluated through November 20, 2014.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This standard is applicable for fiscal years beginning after December 15, 2016 and for interim periods within those years and early adoption is not permitted. The Company expects to adopt this standard on October 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

3. Related Party Transactions

Intercompany Agreements

The Company and the Parent have two intercompany agreements.

The Company engages the Parent to provide execution and settlement services for purchases and sales of German and other European securities in a clearing agreement dated August 19, 2004. Under this agreement, all commissions and clearance fees recorded by the Company in fiscal year 2014 were paid to the Parent for execution and settlement services. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions and clearance fees paid to the Parent for execution and settlement services of USD 65k in the fiscal year 2014.

The Company also engages the Parent to provide research services. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions incurred with the Parent for research services of USD 47k in fiscal year 2014.

Lastly, the Company engages the Parent to provide certain services regarding accounting and administration. In fiscal year 2014, the Company recorded expenses related to services on the Statement of Operations and Comprehensive Income under this intercompany agreement of USD 221k. The breakdown of the expenses is as follows:

	Year Ended September 30, 2014 USD '000
Accounting and internal audit fees	24
Administration fees	197
Total	**221**

Administration fees include costs for personnel and other services which were allocated from the Parent to the Company.

Due to Parent

At September 30, 2014, an amount of USD 299k was outstanding as a liability of the Company from execution, settlement and accounting and administration services provided by the Parent. Service fees for execution, settlement and research services are paid on a monthly basis. Accounting and administration fees are paid on a yearly basis.

4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

	Year Ended September 30, 2014 USD '000
Current income tax expense	19
Total	**19**

The Company is subject to German tax laws, so all income taxes result from local taxes.

The current tax rates are for German Corporation Tax 15.8% and for German Trade Tax 16.1%.

5. Securities owned

The Company follows ASC 820, Fair Value Measurement, and ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP, for its financial assets and financial liabilities. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in orderly transaction.

Securities owned consist of investment securities at market value as follows:

German public issuer bond, 0,499% Erste Abwicklungsanstalt FLR-MTN Pfandbrief 12(16); Maturity: August 15, 2016; ISIN: DE000EAA0CH	USD 3,163k

The German public issuer bond has a high credit rating and will be held until maturity, in August 2016. The value of the German public issuer bond as indicated in the Statement of Financial Condition contains accrued interest in total USD 2k as of September 30, 2014. Interest income from the German public issuer bonds amounts in total USD 18k for the fiscal year ended September 30, 2014. Unrealized losses, which are influenced by the interest rate development, are recognized in Other Comprehensive Income amounting to USD 5k in the shareholders equity.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market price in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The security owned at September 30, 2014 is classified as Level 1.

6. Accumulated Other Comprehensive Income

Year Ended September 30, 2014 USD '000	Unrealized gains (losses) on securities	Equity adjustment for foreign currency translation	Accumulated Other Comprehensive Income
Balance at September 30, 2013	(2)	(1.201)	(1.203)
Reclassification of realized gains (losses) on securities from OCI into losses	2	-	2
Other Comprehensive Income	(5)	(236)	(241)
Balance at September 30, 2014	(5)	(1.437)	(1.442)

7. Income Tax effects of components of Other Comprehensive Income

Year Ended September 30, 2014 USD '000	Component of Other Comprehensive Income	Tax expense (benefit)
Reclassification of realized gains (losses) on securities from OCI into losses	2	1
Unrealized gains (losses) on securities	(5)	(2)
Equity adjustment for foreign currency translation	(236)	-
Total	(239)	(1)

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of USD 2,322k, which was USD 2,222k in excess of its required minimum net capital of USD 100k. The Company's percentage of aggregate indebtedness (USD 450k) to net capital was 19 %.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of its business, the Company's customer activities involve the facilitation of execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counterparties with whom they conduct business on a periodic basis in order to control the risks associated with these activities.

Supplemental Information

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Computation of Net Capital for Brokers and Dealers under Rule 15c3-1
Under the Securities Exchange Act of 1934
September 30, 2014

(in USD '000)

Net Capital	
Total shareholder's equity	3,243
Less nonallowable assets:	
Cash and cash equivalents	459
Other receivables	45
Prepaid expenses and other assets	3
Total nonallowable assets	507
Net capital before haircut on securities positions	2,736
Less haircuts on securities position and undue concentration charge:	
Undue concentration charge	130
Haircut on securities positions	284
	414
Net capital	2,322
Aggregate indebtedness	
Accounts payable and accrued expenses	450
Minimum net capital required (the greater of USD 100,000 or 6 2/3 % of aggregate indebtedness)	100
Excess net capital	2,222
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	2,202
Ratio of aggregate indebtedness to net capital	0.19

There were no material differences between the amounts presented above and the amounts presented in the Company's filed unaudited September 30, 2014, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 Under the Securities Exchange Act of 1934 (continued)

September 30, 2014

(in USD '000)

Computation of Basic Net Capital Requirement

Minimum net capital required (based on Aggregate Indebtedness)	30
Minimum dollar net capital requirement of reporting broker or dealer	100
Net capital requirement	100

(in USD '000)

Computation of Aggregate Indebtedness (AI)

Total AI liabilities from Statement of Financial Condition	450
Total Aggregate Indebtedness	450

There were no material differences between the amounts presented above and the amounts presented in the Company's filed unaudited September 30, 2014, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15c3-3

September 30, 2014

Pursuant to a letter from FINRA (formerly the National Association of Securities Dealers) dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Metzler Securities GmbH
(a 100% subsidiary of
B. Metzler seel. Sohn & Co. KGaA)

Report of Independent Registered Public Accounting Firm
Exemption Report 15c3-3
June 1, 2014 - September 30, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Building a better
working world

EY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report 15c3-3, in which (1) Metzler Securities GmbH, Frankfurt / Germany (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through September 30, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, November 20, 2014

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin

SEC MAIL PROCESSING
RECEIVED
NOV 28 2014
WASH., D.C.
201
SECTION

METZLER SECURITIES GMBH

EXEMPTION REPORT 15C3-3

September 30, 2014

We as members of management of Metzler Securities GmbH are responsible for complying with Rule 17a-5 and Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

To the best of our knowledge and belief we state the following:

Metzler Securities GmbH did meet the identified exemption conditions for the period from June 1, 2014 through September 30, 2014, at all times. We did not hold funds or securities for, or owe money or securities to, customers at any time.

There have been no exceptions to the above rule.

Frankfurt, November 20th 2014

CEO

CFO

